May 27, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Eric McPhee, Senior Accountant, Office of Real Estate and Commodities

Re:	Genpact Limited
Form 10-K for the fiscal year ended December 31, 2015
Filed on February 26, 2016
File No. 001-33626

Dear Mr. McPhee:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the year ended December 31, 2015 (the “Annual Report”), as set forth in your letter dated May 17, 2016 (“Comment Letter”).

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Net Revenues, page 49

1)

We note your disclosure elsewhere in the filing that your constant currency measures are non-GAAP financial measures.  In future filings, please comply with the reconciliation requirements of Regulation G and Item 10(e) by presenting the historical amounts and the amounts in constant currency and describing the process for calculating the constant currency amounts and the basis of the presentation.  This reconciliation should also be included in any Item 2.02 Form 8-K filings to the extent constant currency measures are presented.

Response:

We acknowledge the Staff's comment and advise the Staff that in future filings that contain constant currency measures, we will comply with the reconciliation requirements of Regulation G and Item 10(e) of Regulation S-K by presenting the historical amounts and the amounts in constant currency and describing the process for calculating the constant currency amounts and the basis of the presentation.

Form 8-K dated February 4, 2016

Item 2.02 – Results of Operations and Financial Condition

2)We note you provided forecasts and forecast ranges for certain non-GAAP financial measures.  In future Item 2.02 Form 8-K’s, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

Response:

We acknowledge the Staff's comment and advise the Staff that in future Item 2.02 Form 8-K filings that contain forecasts and forecast ranges for non-GAAP financial measures, we will provide the reconciliations required by Item 10(e)(l)(i) of Regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at my office in New York on (212) 896-6681 or, in my absence, Heather D. White, Deputy General Counsel, on (646) 624-5913 with any questions you may have regarding this response or if you need further information.

Sincerely,
/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick Chief Financial Officer

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